ISSUER FREE WRITING PROSPECTUS
Dated November 13, 2012
Filed pursuant to Rule 433
Registration Statement No. 333-163069

AMERICAN REALTY CAPITAL NEW YORK RECOVERY REIT, INC.
FREE WRITING PROSPECTUS

American Realty Capital New York Recovery REIT, Inc. (the “Company”) filed a registration statement on Form S-11 (including a prospectus) with the SEC on November 12, 2009 and the registration statement became effective on September 2, 2010. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The final prospectus, dated January 17, 2012, and supplements thereto are available on the SEC Web site at
http://sec.gov/Archives/edgar/data/1474464/000114420412002612/v245581_424b3.htm,

http://www.sec.gov/Archives/edgar/data/1474464/000114420412038483/v317815_424b3.htm

http://www.sec.gov/Archives/edgar/data/1474464/000114420412043604/v320729_424b3.htm and

http://www.sec.gov/Archives/edgar/data/1474464/000114420412055770/v324850_424b3.htm.

Alternatively, the Company or Realty Capital Securities, LLC, the dealer manager participating in the offering, or any other dealer participating in the offering, will arrange to send you the prospectus and supplements thereto if you request it by calling toll-free 1-877-373-2522.

The article attached as Annex A was originally published online by ALM Real Estate Media Group on November 9, 2012. The article included statements made by Michael A. Happel, Chief Investment Officer of the Company.

The article was not prepared or reviewed by the Company prior to publication. ALM Real Estate Media Group, the publisher of the article, routinely publishes articles on real estate-related news. ALM Real Estate Media Group is not affiliated with the Company and no payment was made nor was any consideration given to ALM Real Estate Media Group by or on behalf of the Company in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Happel represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

American Realty Capitalizes on Garment Center Trend

November 11, 2012

By John W. McCurry

NEW YORK CITY-The Garment District is getting renewed attention of late as price-sensitive tenants are giving the area a look. American Realty Capital New York Recovery REIT Inc. is aware of the trend, too, and recently purchased its second building there in as many weeks. The most recent deal is a $65-million agreement to acquire the fee simple interest in 14-story, 149,000-square foot office building at 229 W. 36th Street. Michael A. Happel, chief investment officer for the company, tells GlobeSt.com that the Garment District offers significant transportation and entertainment advantages due to its proximity to Penn Station and Madison Square Garden.

“In the surrounding neighborhoods, rents are going up and because of that tenants who are price sensitive are starting to come into the Garment District to look and it’s putting upward pressure on area rents,” Happel says. “Just south of here, in Midtown South, 10 years ago, rents averaged $35 a square foot. Today, they average $66, so it’s close to doubled in 10 years. In the Garment District, our rents are around $35 per square foot. It’s a cheaper alternative and we think it’s the beginning of a longer-term transformation of the area.”

ARCNYR paid a little more than $400 per square foot for the 229 West 36th building, Happel says, adding that the replacement cost would be $700. The building’s previous owner invested heavily in recent upgrades, including a new lobby, boiler, elevators and roof. Happel says the “guts” of the building are in good shape and won’t need further investment for five to 10 years.

It is 100% leased to seven tenants, including American Language Communication Center, Inc.; Early Bird Delivery Systems LLC; and Spectaguard Acquisition LLC. The area’s long-term transformation figures to benefit from other major development projects planned for Manhattan’s West Side, including the Hudson Yards Redevelopment Project, Happel says.

The REIT’s first purchase in the Garment District was a 12-story, 120,000-square-foot building at 256 West 38th. It is 87% occupied with major tenants Cache, a women’s clothing company and the United Auto Workers. “There’s some upside to leasing the remaining vacant space,” Happel says. “We estimate existing rents are already 10% below market, so we also see an opportunity to raise rents over time.”

Happel says the REIT is in the middle of a $1.5-billion equity raise, specifically to buy New York City commercial real estate. “We’ve been very active in the last year or so and we expect to continue to be active buyers,” he explains. “We think it’s a very good time to buy real estate,” He says. “I could see us buying more buildings in this area, but we are certainly not limiting ourselves to this area. In fact, we’ll buy in all five boroughs of New York City.”

Happel says ARCNYR’s strategy focuses on buying existing income-producing properties and targets buildings that are at least 80% occupied.